Exhibit 99.49

For Immediate Release:

HudBay Reports First Quarter 2008 Results

— Strong Production Continues as Aggressive Exploration Program Advances —

Highlights

•	Revenues of $271.6 million, representing an increase of 12% over Q4 2007

•	Operating cash flow[1] of $70.7 million contributes to cash position of $781 million at March 31, 2008

•	Net earnings of $21.6 million or $0.17 per share

•	Aggressive 2008 exploration program underway with $7.9 million expenditure in Q1 2008

•	Continued positive assay results from HudBay’s Lalor Lake zinc discovery

Winnipeg, Manitoba – May 6, 2008 – HudBay Minerals Inc. (TSX:HBM) (HudBay or the Company) today released its first quarter 2008 results. Net earnings in the first quarter were $21.6 million compared with $63.1 million in the first quarter of 2007. The lower earnings primarily reflect the significant year over year appreciation in the Canadian dollar versus the U.S. dollar, lower in-quarter sales volumes associated with shipping delays, a change in processing spent copper anodes, and higher costs for purchased copper concentrates. HudBay had a strong quarter operationally, with production consistent with its full year 2008 expectations.

“Our strategy is all about leveraging our significant strengths as a base metal mining company, and we made good progress through the first quarter, both in terms of production and exploration” said Allen Palmiere, President & CEO. “While reported earnings for the quarter were negatively impacted by a strong Canadian dollar as well as shipping delays and a change in processing spent anodes, our underlying operations are generating good cash flows and we are very well positioned to build value going forward.”

FINANCIAL HIGHLIGHTS

	Three Months Ended March 31
($000’s except per share amounts)	2008	2007
Revenue	271,637	349,142
Earnings before tax	46,597	117,515
Net Earnings	21,552	63,076
Basic EPS[2]	0.17	0.50
EBITDA[3]	70,965	152,519
Operating cash flow[1]	70,651	142,500
Cash and cash equivalents[4]	781,048	517,772
Total Assets[4]	1,576,209	1,391,841

[1]	Operating cash flow before changes in non-cash working capital.
[2]	Earnings per share
[3]	Earnings before interest, taxes, depreciation & amortization, loss/gain on derivative instruments, interest and other income and exploration.
[4]	At March 31st.

EXPLORATION

HudBay is advancing one of the most aggressive exploration programs in Canada and is targeting to spend approximately $43 million on exploration in 2008, which follows the Company’s $41 million expenditure in 2007.

Total exploration spending in the quarter was $7.9 million, which was comparable to spending levels in Q1 2007. Exploration activities continue to focus on the Company’s Lalor Lake zinc discovery as well as surface drilling at Talbot Lake and other locations. In-mine exploration accounted for approximately $1.8 million of the Company’s exploration spending in the quarter and is aimed at expanding HudBay’s in-mine reserves and resources once again in 2008.

In 2007, HudBay discovered the Lalor Lake deposit and subsequently announced a conceptual estimate for the deposit of a potential of 18 to 20 million tonnes at 7.7% to 8.8% zinc5. In March 20086, the Company announced additional assays that indicated the potential for significant precious metals in the deposit. Also, certain of the drill hole results have assayed higher grades of copper. HudBay is continuing to drill at Lalor Lake with five rigs to define the extent and to improve confidence in the interpretation of the deposit. Work continues to complete a National Instrument 43-101 (NI 43-101) compliant resource estimate, expected near the end of the first half of 2008.

PRODUCTION AND SALES

HudBay’s production in the first quarter of 2008 was consistent with the Company’s expectations for its overall 2008 production targets. Zinc production increased by 10.5% compared with the first quarter of 2007. Copper and gold production were lower by 11.3% and 5.0%, respectively, due to HudBay’s planned lower copper smelter production levels in 2008, which are necessary to meet the Government of Canada’s 2008 air release targets. Silver production increased 24.0% owing to higher silver content in the purchased concentrates processed in Q1 2008.

		Three months ended March 31
		2008	2007
Production
Zinc[7]	tonnes	34,710	31,408
Copper	tonnes	19,272	21,724
Gold	troy oz.	22,999	24,213
Silver	troy oz.	436,913	352,447
Metal Sold
Zinc[8]	tonnes	32,916	31,857
Copper	tonnes	20,602	24,662
Gold	troy oz.	19,808	29,716
Silver	troy oz.	283,467	383,919

[5]

The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.

[6]	Further details are available in HudBay’s news release dated March 3, 2008.
[7]	Production includes Balmat payable metal in concentrate shipped.
[8]	Zinc sales include sales to Zochem and the Balmat payable metal in concentrate shipped (including to HBMS).

Sales volumes of zinc increased by 3.3% to 32,916 tonnes in Q1 2008 while sales of copper, gold and silver were lower than in Q1 2007. To take advantage of excess processing capacity and to further optimize financial performance, in Q1 2008, HudBay began shipping spent copper anodes from its copper refining operation in White Pine Michigan back to Flin Flon, Manitoba. Previously, spent anodes were sold directly to a third party. Through this new process, HudBay is able to realize finished metal premiums on the recycled anodes as well as save on reduced external refinery costs.

During the first quarter, the Company also received higher than anticipated shipments of purchased copper concentrate and faced a shortage of available rail cars to ship the copper anodes to the Company’s copper refinery as a result of winter storms in the US that disrupted the rail network. The combination of initiating a program to recycle spent copper anode with changes to the timing of purchased concentrate receipts and rail transport constraints resulted in an accumulation of anode inventory in transit, yielding lower sales quantities of copper, gold and silver for the quarter.

FINANCIAL AND OPERATING RESULTS

The bracketed values that follow denote the comparative figures for the respective periods in 2007.

Earnings

Net earnings were $21.6 million in the first quarter, or $0.17 per share ($63.1 million, or $0.50 per share). Q1 2008 net earnings were negatively affected by the significant year over year appreciation in the Canadian dollar versus the U.S. dollar, which is estimated to have reduced Q1 2008 pre-tax earnings by an estimated $24.6 million. Other key factors contributing to the lower earnings in the first quarter included:

•	Decreased revenues due to a lower average realized price of zinc and lower sales volumes of copper, gold and silver, partially offset by higher average realized prices for the latter three metals.

•

Generally higher operating expenses related to higher pricing on purchased copper concentrates, increased unit operating costs at the Company’s copper smelter and zinc plant and increased net profits interest payments associated with the Callinan agreement. Unit operating cost performance for the Company’s mines and concentrators was largely unchanged from Q1 2007.

•	Increased depreciation and amortization charges and retirement and severance costs.

These negative impacts were partially offset by a number of positive year over year variances associated with exploration, interest income and derivative instruments. Tax expense was also lower in Q1 2008 due to lower earnings before tax.

Revenue

Total revenue for Q1 2008 was $271.6 million ($349.1 million). Revenues in the first quarter reflect a lower average realized zinc price of US$1.18/lb compared with US$1.65/lb in the first quarter of 2007. The appreciation in the Canadian dollar reduced revenue by an estimated $45.3 million, and sales volumes of copper, gold and silver were lower. Partially offsetting the negative influences on revenue during the quarter were higher zinc sales volumes and higher realized prices for copper, gold and silver.

Realized Metal Prices1 and Exchange Rate

		Q1 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended
			Mar 31 2008	Mar 31 2007
Prices in US$
Zinc	US$/lb.	1.10	1.18	1.65
Copper	US$/lb.	3.54	3.50	2.81
Gold	US$/troy oz.	927	840	651
Silver	US$/troy oz.	17.68	15.65	13.44
Prices in C$
Zinc	C$/lb.	1.11	1.19	1.94
Copper	C$/lb.	3.55	3.51	3.29
Gold	C$/troy oz.	931	843	758
Silver	C$/troy oz.	17.75	15.70	15.66

C$/US$ exchange rate		1.00	1.00	1.17

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal.
[2]	London Metals Exchange average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating Expenses

•

Operating expenses were $186.7 million in Q1 2008 compared with $184.5 million in Q1 2007. The Company’s Q1 2008 operating expenses include higher costs due to higher prices for purchased copper concentrates, increased input costs for the Company’s copper smelter and zinc plant and higher net profits interest payments associated with the Callinan agreement. These increases were largely offset by the effect of the appreciation of the Canadian dollar versus the US dollar, which favourably affected US dollar denominated operating costs, together with reduced costs from lower sales volumes and lower year over year profit sharing expense. Unit operating cost performance for the Company’s mines and concentrators was largely unchanged from Q1 2007.

Tax Expense

Tax expense in Q1 2008 was $25.0 million compared with $54.4 million in the first quarter of 2007. The decrease reflects lower taxable income in Q1 2008 versus Q1 2007 partially offset by a higher effective tax rate. The higher effective tax rate in Q1 2008 relates to the non-deductibility of certain expenses and valuation allowance adjustments related to expenses incurred in the quarter. Q1 2008 tax expense consists of $17.4 million of income tax expense ($38.6 million) and $7.6 million of mining tax expense ($15.8 million). Importantly, the income tax portion of the Q1 2008 tax expense was largely non-cash due to the draw-down of the Company’s tax asset, which was recognized primarily in 2006.

PURCHASED COPPER CONCENTRATE AGREEMENTS

HudBay processes copper concentrates from its mines in northern Manitoba as well as from concentrates it purchases from other suppliers. In 2007, 68% of the concentrate treated at HudBay’s facilities was sourced from HudBay’s own mines. Owing to current low market prices for treating copper concentrates, HudBay has not been able to obtain economic terms beyond 2008 and subsequent to March 31, 2008 the Company exercised early termination rights on contracts that were originally scheduled to extend into 2009 and beyond.

HudBay will continue to purchase concentrates from these suppliers for 2008 and some limited amounts in 2009 which were priced previously and on favourable terms. No changes to HudBay’s 2008 production targets are expected as a result of these agreements ending. The remaining purchases in 2008, together with existing inventory and concentrates from HudBay’s own mines will support achievement of the Company’s 2008 copper production targets.

HEALTH, SAFETY, ENVIRONMENT AND PRODUCT QUALITY

HudBay’s operations, including contractors, recorded a Lost Time Accident frequency rate of 0.4 per 200,000 hours worked for the first quarter of 2008, compared to 1.3 from the same quarter in 2007. There were no significant environmental non-compliances during the quarter.

For further information, please see the attached selected financial information for the quarters ended March 31, 2008 and 2007. Please also see HudBay’s consolidated financial statements together with Management’s Discussion and Analysis of Operations and Financial Condition for the quarter ended March 31, 2008. A copy of HudBay’s consolidated financial statements for the quarters ended March 31, 2008 and 2007 as well as its MD&A for the quarter ended March 31, 2008 are available under the profile of HudBay on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan and the Balmat zinc mine operations in New York State. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s future production, exploration program and planned expenditures, concentrate purchases, possible results with respect to Lalor Lake as well as HudBay’s strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “seeks”, “expects”, “budget” or variations of such words or state that certain actions, events or results “may”, “could”, “will”, “will be”, “would be” or “is expected to be”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, actual results of exploration activities, future commodity prices, capital expenditures, possible variations in ore reserves, resources, grade or recovery rates, requirements for additional capital, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

(HBM-F)

To view the Management’s Discussion and Analysis, please click the following link:

http://media3.marketwire.com/docs/hbmmdaQ108.pdf

To view the Financial Statements, please click the following link:

http://media3.marketwire.com/docs/hbmifsQ108.pdf

For further information:

Brad Woods

Director Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended March 31
	2008	2007
Revenue (note 16)	$271,637	$349,142

Expenses:
Operating	186,703	184,508
Depreciation and amortization	24,233	21,874
General and administrative	9,853	4,573
Stock-based compensation (note 11c,d)	4,528	4,709
Accretion of asset retirement obligations	904	789
Foreign exchange (gain) loss	(1,316)	2,044

	224,905	218,497

Operating earnings	46,732	130,645

Exploration	(6,096)	(7,749)
Interest and other income	7,952	5,997
Loss on derivative instruments	(1,741)	(10,979)
Interest expense	(250)	(399)

Earnings before tax	46,597	117,515

Tax expense (note 10a)	25,045	54,439

Net earnings for the period	$21,552	$63,076

Earnings per share:
Basic	$0.17	$0.50
Diluted	$0.17	$0.49

Weighted average number of common shares outstanding (note 11e):
Basic	126,464,822	126,138,341
Diluted	127,556,958	128,232,455

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheets

Unaudited

(In thousands of Canadian dollars)

	March 31, 2008	December 31, 2007
Assets:

Current assets:
Cash and cash equivalents	$781,048	$757,574
Accounts receivable	82,387	71,511
Inventories (note 4)	190,434	183,739
Prepaid expenses	6,864	7,646
Cash held in trust	3,355	—
Current portion of fair value of derivatives (note 14c)	6,232	7,635
Future income and mining tax assets (note 10b)	32,066	43,809

	1,102,386	1,071,914

Property, plant and equipment (note 5)	450,307	450,334
Other assets (note 6)	23,516	29,379

	$1,576,209	$1,551,627

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$151,103	$142,994
Taxes payable	3,335	6,409
Current portion of other liabilities (note 7)	52,513	41,605

	206,951	191,008
Long-term debt (note 8)	—	3,208
Pension obligations	39,081	38,846
Other employee future benefits	71,468	70,153
Asset retirement obligations	35,588	35,046
Obligations under capital leases	404	1,611
Future income tax liabilities (note 10b)	745	718
Fair value of derivatives (note 14c)	28,469	19,804

	$382,706	$360,394

Shareholders’ equity:
Share capital:
Common shares (note 11b)	$309,674	$311,143
Warrants	1	1
Contributed surplus (note 11d)	18,951	16,633
Retained earnings	883,124	868,857
Accumulated other comprehensive income (loss) (note 12)	(18,247)	(5,401)

	1,193,503	1,191,233

	$1,576,209	$1,551,627

Subsequent Event (note 17).

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

Unaudited

(In thousands of Canadian dollars)

	Three months ended March 31
	2008	2007
Cash provided by (used in):

Operating activities:
Net earnings for the period	$21,552	$63,076
Items not affecting cash:
Depreciation and amortization	24,233	21,874
Stock-based compensation (note 11c,d)	4,528	4,709
Accretion expense on asset retirement obligations	904	789
Foreign exchange (gain) loss	(643)	472
Change in fair value of derivatives	478	12,483
Future tax expense (note 10a)	18,306	41,859
Other	1,293	(2,762)

	70,651	142,500
Change in non-cash working capital (note 15a)	(11,821)	13,391

	58,830	155,891

Financing activities:
Repayment of obligations under capital leases	(1,056)	(989)
Repurchase of common shares	(10,999)	—
Proceeds on exercise of warrants	—	10
Proceeds of exercise of stock options	35	1,498

	(12,020)	519

Investing activities:
Additions to property, plant and equipment	(24,206)	(23,961)

Effect of exchange rate changes on cash and cash equivalents	870	(541)

Change in cash and cash equivalents	23,474	131,908
Cash and cash equivalents, beginning of period	757,574	385,864

Cash and cash equivalents, end of period	$781,048	$517,772

Cash and cash equivalents is composed of:
Cash on hand and demand deposits	$54,360	$73,356
Short term money market instruments	726,688	444,416

	$781,048	$517,772

For supplemental information, see note 15.

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended March 31
	2008	2007
Retained earnings, beginning of period	$868,857	$642,723
Net earnings for the period	21,552	63,076
Transition adjustment—financial instruments	—	(1,005)
Share repurchases	(7,285)	—

Retained earnings, end of period	$883,124	$704,794

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

Unaudited

(In thousands of Canadian dollars)

	Three months ended March 31
	2008	2007
Net earnings for the period	$21,552	$63,076

Other comprehensive income (loss), net of tax (note 12):
Net losses on cash flow hedges	(12,056)	(2,950)
Net losses on investments	(817)	(1,985)
Net gains (losses) on currency translation adjustments	27	(7)

	(12,846)	(4,942)

Comprehensive income for the period	$8,706	$58,134

See accompanying notes to interim consolidated financial statements.